Exhibit (a)(1)(N)

Hi,

You will receive your username and password for the Tamir Fishman’s website in the next few days from your regional Human Resources representative.

If you have viewed your account on the site within the last 6 months, you can use your existing username and password and will not receive new ones.

If you have any questions, please let me know.
Regards,
Human Resources